UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
    ☐   Form C-U: Progress Update
    ☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
    ☐   Form C-AR: Annual Report
    ☐   Form C-AR/A: Amendment to Annual Report
    ☐   Form C-TR: Termination of Reporting

Name of issuer

Flow Society Authentic Gear Inc.

Legal status of issuer

    Form

    C Corporation

    Jurisdiction of Incorporation/Organization

    Nevada Corporation

    Date of organization

    December 5, 2025

Is there a co-issuer? _____ *yes* __X__ *no.*

Physical address of issuer

600 Palisade Ave Suite 213, Union City, NJ 07087

Website of issuer

www.flowsociety.com

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $10,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered

Class B Non-Voting Common Stock

Target number of Securities to be offered

21,000

Price (or method for determining price)

$.50

Target offering amount

$10,500

Oversubscriptions accepted:
 Yes
     No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)

$1,500,000

Deadline to reach the target offering amount

March 31, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,000	N/A
Cash & Cash Equivalents	$1,000	N/A
Accounts Receivable	0	N/A
Short-term Debt	0	N/A
Long-term Debt	0	N/A
Revenues/Sales	0	N/A
Cost of Goods Sold	0	N/A
Taxes Paid	0	N/A
Net Income	($1,077)	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands. Accredited Canadian and non-US investors will be accepted

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 8, 2026

Flow Society Authentic Gear Inc.
www.flowsociety.com

Up to $1,500,000 of Class B Non-Voting Common Stock at $.50 per share
Minimum Target Amount $10,500.00

COMPANY, ("Flow Society Authentic Gear Inc.", the "Company," "we," "us", "Issuer" or "our"), is offering up to $1,500,000 worth of Class B Non-Voting Common Stock of the Company (the "Securities" or "Shares") at a price of $.50 per Share. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $10,500 (the "Target Amount") (collectively, the "Offering"). The offering deadline is March 31, 2027. However, the Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by September 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $250.00.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings

occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Investment Incentives and Perks*

We are offering our investors perks and rewards for being a shareholder that include combined equity and reward tiers based on the amount of investment.

For investments (signed subscription agreement and payment received by Company) made within the first 21 days from the date of this Offering Statement, investors will receive additional shares ("Bonus Shares") equal to 10% of the Shares purchased by the investor. These time-based perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 21st day thereafter. For investments (signed subscription agreement and payment received by Company) made after the first 21 day from the date of this Offering Statement but before the 46th day from the date of this Offering Circular, investors will receive Bonus Shares equal to 5% of the Shares purchased by the investor. These time-based perks begin at midnight on the 22nd day following the Launch Date through 11:59 pm EDT on the 46th day thereafter. For all other investments, the Company will issue Bonus Shares as follows:

Every tier gives you ownership + perks:

Tier 1: Flow Supporter
• $50 investment
• Ownership stake
• Digital "Flow Commandments"
• Investor badge
• Early access to drops

Tier 2: Flow Starter
• $250 investment
• Ownership stake
• Signature FlowSociety shorts (choose design)
• Limited-edition socks
• Access to investor Discord

Tier 3: Flow Fanatic
• $1,000 investment
• Ownership stake
• Full "Flow Pack" (shorts + hoodie + meme poster)
• Name on "Founders Wall"
• Priority access to celebrity collab drops
• 2.5% Bonus Shares

Tier 4: Flow Legend
• $5,000 investment
• Ownership stake
• Lifetime discount on all gear
• Invite to FlowSociety investor events
• Behind-the-scenes access to collab launches
• 5.0% Bonus Shares

Tier 5: Flow Icon
• $10,000+ investment
• Ownership stake
• Custom shorts design named after you
• VIP investor dinner with the FlowSociety team
• All previous perks
• 10.0% Bonus Shares

*Bonus Shares of Class B Non-Voting Common Stock shall have the same terms as the Class B Non-Voting Common Stock issued in the Offering. **All Perks may be stacked together.** Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares and will not receive any compensation related to the Bonus Shares.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT   ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale

of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

COMPANY OVERVIEW

Flow Society Authentic Gear Inc., is the new custom apparel division subsidiary of Flow Society, which is a sportswear and lifestyle apparel brand best known for its lacrosse-inspired athletic gear. Flow Society originated in the U.S. and became popular among youth and high school lacrosse players for its bold, colorful shorts, graphic tees, and performance apparel that blend athletic function with streetwear style.

Flow Society is owned by Big Idea Brands, LLC

- Founded: Around the mid-2000s (often attributed to the rise of lacrosse culture during that period).
- Core Market: Primarily boys' and men's athletic apparel, with a strong following in the lacrosse community; has since expanded into general sports and lifestyle wear.
- Products: Athletic shorts, compression gear, tees, hoodies, and accessories.
- Brand Identity: Emphasizes individuality, confidence, and "flow" — a lacrosse slang term referring to the long hair or swagger of players, which became symbolic of a laid-back, confident athlete lifestyle.
- Distribution: Sold through its own website, Amazon, sporting goods stores, and specialty retailers.

The brand's playful, standout designs and connection to lacrosse culture helped it build a niche following, though in recent years it has sought to evolve into a broader youth and performance lifestyle brand.

On January 15, 2026, the Company entered into a Fee Sharing and Cooperation Agreement with our parent company Big Idea Brands, LLC where by the Company and Big Idea Brands will cooperate in connection with the design, development, production, warehousing, distribution, and related shared resources for apparel and related products. In addition, Big Idea Brands granted a license for the Company to utilize the Flow Society trademarks. The Company shall pay Big Idea Brands 75% of Wholesale Gross Revenue within thirty (30) days of the end of each month during the term of the Agreement. In addition, 80% of the proceeds of the raise shall be paid as a one-time fee to the parent company Big Idea Brands, LLC, to be allocated as described in the use of funds.

BUSINESS MODEL

Flow Society's Custom Apparel Division, Flow Society Authentic Gear Inc., is a creative collaboration hub that partners with influencers, musicians, athletes, and other cultural leaders to design, develop, and produce exclusive apparel collections. This division leverages Flow Society's established expertise in performance and lifestyle wear to bring each collaborator's personal brand and vision to life through premium, custom-designed products. From concept to production, the team provides end-to-end creative and manufacturing support, ensuring each collection captures the unique identity of the collaborator while maintaining Flow Society's signature quality and bold aesthetic. By blending authentic cultural expression with innovative design, the Custom Apparel Division aims to create limited-edition pieces that resonate with fans and drive brand visibility across diverse audiences and platforms.

Flow Society Authentic Gear Inc. shares gross revenue with the collaborator. Flow Society responsibilities include sourcing, manufacturing, distributing, and selling the products, while the Collaborator responsibilities include collaborating on designs with the Flow design team and participate in marketing; approve materials.

REVENUE SOURCES

Custom Apparel for Teams, Universities, Brands	Launch Q1 2026	70 %
Supplying and outfitting Teams, Universities, Brands, Camps, Athletic Programs, School Districts, Towns, Rec Programs, Events and more. (3,000 have already been done)	Launch Q1 2026	30 %

COMPETITORS AND INDUSTRY

The custom apparel space that Flow Society's division will enter is crowded and fast-moving, with competitors ranging from large, vertically integrated sports-licensing and merch companies to nimble, digitally native brands and print-on-demand platforms. On one end, established players (and major streetwear labels collaborating with celebrities) command attention and distribution; on the other, turnkey providers and marketplaces offer low-cost production and rapid fulfilment for influencer drops. The industry is shaped by a few clear trends—direct-to-fan drops and limited-edition releases, influencer-driven demand, increased emphasis on brand

authenticity, fast turnaround, and growing scrutiny around sustainable sourcing and ethical manufacturing—and success requires strong creative partnership, tight supply-chain control, and compelling storytelling. For Flow Society, competition will come not only from other apparel brands courting talent but also from creative agencies and fulfillment platforms that package design, marketing, and logistics as a single service. Differentiation will hinge on offering authentic co-creation (rooted in Flow's athletic-lifestyle heritage), premium product quality, flexible production runs for scarcity-driven drops, and a seamless marketing-to-fulfillment pipeline that helps collaborators monetize their audiences while preserving creative vision.

Market size & growth

- One recent estimate values the global custom apparel market at **~USD 60.51 billion in 2025**, with projection to grow to **~USD 140.2 billion by 2035**, implying a CAGR of ~9.8 %. Business Research Insights
- Another source estimates value at ~USD 55.12 billion in 2024, rising to ~USD 97.41 billion by 2033 (CAGR ~6.5%). Global Growth Insights
- A separate report gives ~USD 54.97 billion in 2025, projected to ~USD 108.06 billion by 2034 (CAGR ~7.8%). Proficient Market Insights

Interpretation & relevance for Flow Society's division

- The "custom apparel" market broadly covers any apparel that is tailored, personalized, made to order, or produced in small batches. Flow Society Custom intends to collaborate with high-profile talent for custom runs, tapping into a subset of that broader market (influencer/celebrity co-brand apparel).
- With the market size in the tens of billions, there is a meaningful opportunity: Our segment could carve out a niche market if executed well.
- The growth rates (6–10% annually in many forecasts) indicate increasing consumer appetite for apparel with unique identity or personalization — this trend supports the idea of celebrity/influencer-led co-collaboration.
- While the numbers above cover everything from custom T-shirts for events, team uniforms, promotional apparel, to luxury personalization, our model will aim at the higher margin end (limited editions, influencer drops, celebrity-branded capsules) which command premium pricing and brand value.

COMPETITORS

There are five notable competitors in the custom apparel space that work with influencers, athletes, musicians, and other celebrities. Each offers slightly different positioning and strengths, but compete directly with Flow Society Authentic Gear Inc. What sets Flow Society Custom apart we provide *co-creation* (design together), performance materials (athletic fabric), and leveraging influencer/musician as well (not just athletes). We target premium collaborator segments (celebrity athletes, high-profile musicians) and position our service as more "design-centric", brand-driven and lifestyle-based (versus plain fan-merch).

- **Teespring (also "Spring")**: Teespring (rebranded as Spring) is a platform that allows creators (influencers, YouTubers, etc.) to design and sell custom-apparel campaigns directly to their fans. They offer Low entry barrier, plug-and-play model means many creators can launch quick limited-drops with minimal up-front inventory risk, however the product quality, brand-partnership depth, premium aesthetic or high-fashion feel may be less differentiated; fewer bespoke manufacturing options.

- **States & Co**: States & Co describes itself as partnering with "athletes & creators" to design elevated collections — from lifestyle drops to fully custom performance wear. They highlight premium craftsmanship, elevated product, and partnering with creators to "build" not just "print".

- **Athlete Brands NIL**: Athlete Brands NIL specializes in helping athletes build their own streetwear/merchandise lines — "Create your clothing brand … Sell to fans, family, teammates, community members." Deep in the athlete-merch space; they handle branding, website, marketing, distribution.

- **UMC Apparel:** UMC Apparel offers custom design services tailored to athletes, influencers and fitness figures, specifically targeting athlete/influencer aesthetic and personalization.

- **Represent:** CustomInk acquired Represent, a platform for influencers, artists and celebrities to launch limited-run merchandise with their fan bases. Their offerings are more "mass-custom merch" than high-fashion capsule co-brand apparel.

CURRENT STAGE AND ROADMAP

Operational element	Status
Corporate formation (Nevada)	Completed December 5, 2025
Signed 11 Collaboration Agreements	Executed Q1 2026
10+ celebrity, custom and athlete collaborations	Expected Q1/Q2 2026

CUSTOMERS:

Current collaboration agreements and customers include:

Sal's Pizza
Green Beret Foundation
Mark Messier Camp
Zamboni
Body Amor/Power Ade (Coca Cola)
The Dink Movie by Ben Stiller features Flow Society shorts on the lead
Maruchan Ramen Noodles
Sal's Pizza (with Pepsi Collab) (150 stores in NE and Sponsor NE Patriots)
Brooklyn Aviators Hockey

Manhattan Yacht Club
Dalton Preparatory School

Past customers include:

NYPD (Various Club teams)
NYFD (Various Club teams)
Sloo Moo Institute

ROADMAP

1. **Launch & Audience Build (Q1 2026)**

   Showcase Flow Society's credibility and cultural edge. Build hype and position Flow Society as a trusted brand for custom apparel.

   • Create a 'Hall of Flow' campaign featuring past collabs on social media.
   • Email blast to previous collaborators introducing new custom options. •
   Teaser content hinting at upcoming celebrity drops.

2. **Engagement & Community Growth (Q2 2026)**

   Activate existing collab network and start celebrity buzz. Convert passive word-of-mouth into active advocacy and engagement

   • Launch #FlowSocietyChallenge featuring teams and influencers.
   • UGC campaign: 'Show Your Flow' with fans and celebs.
   • VIP loyalty tier for repeat collaborators.

3. **Product Expansion & Limited Drops (Q3 2026)**

   Drop influencer and celebrity collections alongside team collabs. Create exclusivity and drive massive engagement and revenue.

   • Launch 'Custom Collab of the Month' spotlight series.
   • Introduce fast-track design service for returning clients.
   • Release celebrity capsule collections with exclusive designs.

4. **Monetization Diversification (Q4 2026)**

   Scale revenue streams using celebrity influence and repeat collabs.

   • Paid ads featuring celebrity endorsements and success stories.
   • Launch affiliate program for coaches and athletic directors.
   • Offer subscription-based custom gear plans for schools and leagues.

5. **Operational Maturity & Brand Domination (Q1 2027)**

    Cement Flow Society as the cultural hub for custom apparel.

    • Showcase top 50 collabs in a digital gallery.
    • Host annual Flow Society Collab Awards featuring celebrity partners.
    • Expand into multi-sport and music collaborations globally.

OUR CORPORATE HISTORY AND STRUCTURE

The Company was incorporated in Nevada on December 5, 2025, by parent company Big Idea Brands, LLC the owner of the Flow Society brand. On the same date the founders executed subscription agreements totaling 10 million shares of Class A Common Stock for $1,000 in aggregate consideration.

The Company has no subsidiaries. It holds a perpetual, royalty-free IP license and manufacturing agreement with Big Idea Brands.   The Company retains ownership of original artwork and design concepts and the Company owns the final product designs and production specifications. All IP created by our collaboration partners is licensed back to the Company on a limited, non-transferable, exclusive license to use Collaborator's name, likeness, image, and brand solely in connection with the Collection during the Term, while each Party retains ownership of its respective trademarks.

CORPORATE MILESTONES

Date	Milestone
12-5-2025	Nevada charter filed; founders' subscription closed.
01-15-2026	Perpetual manufacturing license and fee sharing agreement with Big Idea Brands (Flow Society) signed.
January 2026	Collaboration & Design Agreements signed with 11 customers
05-08-2026	Reg CF Form C filed (this offering).

GROWTH STRATEGY & ALLOCATION OF FUNDS

Growth Strategy

- Activate Existing Collab Base: Turn 4,000+ past custom projects into a referral engine and loyalty program; showcase success stories to attract new schools, teams, and influencers.
- Celebrity & Influencer Partnerships: Launch capsule collections with music and entertainment celebrities; use celebrity-led campaigns to amplify cultural relevance and drive premium sales.

- Digital Marketing & UGC Activation: Scale TikTok, Instagram, and YouTube campaigns with meme-driven content; incentivize user-generated content through challenges and giveaways.
- Custom Collab Portal & Tech Enablement: Build a self-service design platform for schools, influencers, and brands; integrate fast-track design tools and digital rights management.
- Monetization Diversification: Introduce subscription-based custom gear plans for schools and leagues; premium tiers for celebrity drops and limited-edition collections.

Allocation of Funds*

Category	% of Raise
Installations/Activation/Branding	20%
Inventory	33%
Staffing	13%
Content Creation	10%
Digital Advertising	10%
Trade Shows	10%
Product Development	4%

***80% of the net proceeds of the raise shall be paid as a one-time fee to the parent company Big Idea Brands, LLC, to be allocated as described above.**

The Team

As of February 9, 2026, we have 2 Employees and an outsourced SEO, designers, developers and marketing contractors. None of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

The key team members of the Company are:

- Seth Prezioso CEO, co-founder, head of awesome;
- Jonathan Mayer, President, co-founder; apparel executive

Officers and Directors

Name: Seth Prezioso
Seth Prezioso current primary role is with the Issuer.
Positions and offices held with the issuer:
    Position: CEO and Director
    Dates of Service with Company: December 5, 2025 -Present
    Dates of Service with Parent Company Big Idea Brands, LLC: March 2016-Present
    Responsibilities: provides operations and strategic decisions

Work Experience: https://www.linkedin.com/in/sethprezioso/

Name: Jonathan Mayer

Jonathan Mayer current primary role is with the Issuer.
Positions and offices held with the issuer:
　　　　Position: President and Director
　　　　Dates of Service with Company: December 5, 2025 -Present
　　　　Dates of Service with Parent Company Big Idea Brands, LLC: May 2013-Present
　　　　Responsibilities: provides operations and strategic decisions

Employer: Big Idea Brands
　　　　Title: CEO
　　　　Dates of Service: April 2020 – Present
　　　　Responsibilities: Build athlete corporate entities and media companies

Work Experience: https://www.linkedin.com/in/jonathan-mayer-9895ba8/

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Uncertain Risk

An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the app or media industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

The Company is offering Common Stock in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Common stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Common stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:

As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the

stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment:

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $.50. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a

timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Risks Relating to Our Business and Our Industry

Dependence on Brand Development and Consumer Acceptance

Our success depends heavily on our ability to establish and maintain brand awareness and loyalty among consumers. Failure to effectively promote our brand, differentiate our products, or align with evolving consumer preferences may result in lower sales and hinder growth.

Intense Competition in the Apparel Industry

The apparel industry is highly competitive and characterized by rapid changes in consumer trends, pricing pressures, and strong brand loyalty toward established companies. We compete with both large, well-capitalized brands and emerging labels. Many of our competitors have significantly greater financial, marketing, and distribution resources.

Inventory Management and Fashion Risk

Consumer demand in the fashion industry is unpredictable and subject to rapid change. We may overestimate or underestimate demand for particular styles or products, resulting in excess inventory or missed sales opportunities. Either outcome could materially impact our profitability.

Reliance on Third-Party Manufacturers and Supply Chain Risks

We rely on third-party manufacturers, often located overseas, to produce our products. Disruptions in the supply chain due to labor disputes, shipping delays, political instability, pandemics, or increased material costs could delay production, increase expenses, or limit product availability.

Sensitivity to Economic Conditions

Demand for apparel is sensitive to overall economic conditions and consumer discretionary spending. Economic downturns, inflationary pressures, or reduced consumer confidence could materially reduce demand for our products.

Challenges of Scaling Operations

As we grow, we may face operational challenges related to production, logistics, technology systems, and management capacity. Failure to effectively scale operations could limit our ability to meet demand, maintain quality, and control costs.

E-Commerce and Digital Marketing Risks

A significant portion of our sales strategy relies on digital marketing and e-commerce. Changes in social media algorithms, advertising costs, or data privacy regulations could adversely impact our ability to reach customers effectively or maintain profitability.

Dependence on Retail Partnerships or Distribution Channels

If our business model includes partnerships with retailers, wholesalers, or online marketplaces, our results could be materially affected by changes in these relationships, including reduced shelf space, unfavorable contract terms, or loss of key accounts.

Intellectual Property Risks

Our brand value depends on our ability to protect trademarks, designs, and other intellectual property. Unauthorized use, counterfeiting, or failure to secure adequate protections could harm our competitive position.

Seasonality and Fashion Cycles
Apparel sales are often seasonal, with significant portions of revenue concentrated around specific periods (e.g., holiday seasons). Fluctuations in seasonal demand can cause uneven revenue and inventory levels throughout the year.

Regulatory and Compliance Risks
We are subject to various laws and regulations, including those governing labor, product safety, labeling, import/export, and environmental compliance. Changes in regulations or failure to comply could result in fines, reputational damage, or business disruption.

Limited Operating History

We are an early-stage athletic apparel company with a limited operating history. As such, we have not yet demonstrated that we can successfully design, manufacture, market, and sell products on a sustainable, profitable basis. Our future success depends on our ability to build brand awareness, expand distribution, and manage growth effectively.

Dependence on Brand Recognition and Consumer Perception

The athletic apparel market is highly brand-driven. Our success depends heavily on our ability to establish, maintain, and grow a strong brand that resonates with athletes and fitness-minded consumers. Negative publicity, poor product performance, or failure to meet consumer expectations could damage our brand and adversely affect sales.

Intense Competition in the Athletic Apparel Industry

We compete with numerous established brands, including companies with substantial financial resources, extensive marketing budgets, and global distribution networks. Competitors such as Nike, Adidas, Under Armour, Lululemon, and emerging DTC brands have strong customer loyalty and market presence. Our inability to effectively differentiate our products or respond to competitive pressures could harm our business.

Rapidly Changing Consumer Preferences and Market Trends

Consumer tastes in athletic apparel are influenced by shifting fitness trends, lifestyle preferences, fashion cycles, and technological innovation. Failure to anticipate or respond quickly to these changes could result in decreased demand or excess inventory.

Product Innovation and Performance Risks

The athletic apparel market demands constant innovation in materials, fit, and performance functionality. Our ability to succeed depends on our capacity to design high-quality, functional, and stylish products. If we fail to keep pace with technological advances in fabric or design, or if new products do not perform as expected, our reputation and sales could suffer.

Dependence on Third-Party Manufacturers and Supply Chain Stability

We rely on independent manufacturers, often located overseas, for the production of our apparel. Supply chain disruptions due to labor shortages, shipping delays, natural disasters, geopolitical instability, or quality control issues could delay product launches, increase costs, or limit availability of key products.

Inventory Management and Forecasting Challenges

Accurately forecasting demand is difficult in a trend-sensitive and seasonal industry. Overestimating demand could lead to excess inventory and markdowns, while underestimating demand could result in lost sales and dissatisfied customers. Either outcome could negatively impact our financial performance.

Reliance on Digital Marketing and E-Commerce Channels

Our sales strategy relies heavily on online marketing, social media engagement, and direct-to-consumer (DTC) sales through our website. Changes in digital advertising algorithms, increased customer acquisition costs, or new data privacy regulations could reduce our ability to effectively reach and convert customers.

Dependence on Brand Ambassadors, Influencers and Athlete Endorsements

We may rely on brand ambassadors, social media influencers, or athletes to promote our products. The loss of high-profile partners, or reputational harm associated with them, could negatively impact our brand image and marketing effectiveness.

Economic and Market Conditions

Athletic apparel is a discretionary purchase, and demand may decline during periods of economic uncertainty, inflation, or reduced consumer spending. Adverse macroeconomic conditions could materially impact our results.

Intellectual Property and Counterfeit Risks

Protecting our trademarks, logos, and product designs is critical to maintaining brand value. Counterfeiting, imitation products, or unauthorized use of our intellectual property could harm our brand and sales. Enforcing our rights may be costly and uncertain, especially in international markets.

Environmental, Social, and Regulatory Risks

As a consumer-facing brand, we are subject to evolving regulations and expectations related to sustainability, labor practices, and product safety. Noncompliance or negative perception in these areas could lead to reputational harm, legal exposure, or loss of consumer trust.

Heavy Reliance on Digital Sales Channels

Our business model depends primarily on direct-to-consumer sales through our website and digital marketing. Any disruptions to our e-commerce platform, increased online advertising costs, or changes in search engine or social media algorithms could reduce traffic, conversions, and sales. Dependence on third-party platforms (such as Instagram, Meta, TikTok, or Google) exposes us to risks beyond our control.

Shifts in Consumer Preferences and Market Trends
Success in our category depends on our ability to identify and respond quickly to evolving consumer preferences in fitness, fashion, and outdoor performance. Failure to anticipate or adapt to changing trends could result in unsold inventory, brand irrelevance, or reduced demand.

Product Development and Innovation Risks
Our products must deliver performance, comfort, and style to appeal to our target audience. Failure to innovate with new materials, designs, or product features could reduce competitiveness. In addition, performance or quality issues—such as defective stitching, fabric failure, or poor fit—could harm our reputation and lead to returns, warranty claims, or lost customers.

Customer Acquisition Costs and Retention Risks

As a DTC brand, our growth depends on attracting and retaining customers through online channels. Increases in digital advertising costs, competition for online visibility, or changes to data privacy rules (such as Apple's iOS tracking restrictions or GDPR) could materially increase customer acquisition costs and reduce marketing efficiency.

Intellectual Property Protection and Counterfeit Risks

Our brand identity, logos, and product designs are valuable assets. Counterfeiting, imitation products, or unauthorized use of our trademarks could harm our reputation and sales. Enforcing intellectual property rights can be costly, particularly in foreign jurisdictions.

Environmental and Sustainability Risks

Consumers increasingly expect transparency and sustainability in apparel production. If we fail to meet environmental standards, adopt responsible sourcing, or effectively communicate our sustainability efforts, we could face reputational harm and loss of consumer trust. Additionally, future environmental regulations could increase production costs.

We are an early-stage company and have not yet generated any profits.

Flow Society Authentic Gear Inc. was formed on December 5, 2025. Accordingly, our business, as it is currently operated, have a limited history upon which an evaluation of our performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as we react to developments in the market, managing our growth and the entry of competitors into the market. We have no current plans to pay dividends on any shares and would only be able to do so once we achieve profitability and our board of directors makes a determination it would be in the best interest of the Company and its stockholders. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of our shares.

We have a limited operating history and, therefore, cannot accurately project our revenues and operating expenses.

Because we have a limited history, it is difficult to evaluate our proposed business and future prospects, including our ability to plan for and model future growth. Our limited operating experience, combined with the rapidly evolving nature of the app market in which we intend to operate, substantial uncertainty concerning how this market may develop, and other economic factors beyond our control reduce our ability to accurately forecast quarterly or annual revenue. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will be profitable in the near future. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company. Failure to manage our current and future growth effectively could have an adverse effect on our business, operating results, and financial condition. Our business should be considered in light of the risks, expenses, and difficulties that we have encountered to date and will continue to encounter.

We may encounter numerous difficulties frequently encountered by companies in the early stage of operations.

We have a limited operating history upon which any investor may evaluate our current business and future prospects. Any potential investor must consider the risks and difficulties frequently encountered by early-stage companies. Historically, there has been a high failure rate among early-stage companies. Our future performance will depend upon a number of factors, including our ability to:

- implement our growth strategy;
- aggressively counter and respond to actions by our competitors;
- pursue new users and maintain relationship with current users;
- maintain adequate control of our expenses;
- attract, retain and motivate qualified personnel;
- react to user preferences and demands;
- our ability to successfully implement, launch, and achieve market acceptance of our products and to anticipate and manage the risks associated therewith; and
- regulatory compliance.

We cannot assure investors that we will successfully address any of these factors, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and future prospects.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: global securities markets, general economic conditions, our ability to market our products and services to companies, markets and other market participants, headcount and other operating costs, and general industry and regulatory conditions and requirements. Our operating results may fluctuate from year to year due to the factors listed above and others that are not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Jonathan Mayer, and our President Seth Prezioso who are critical to continually innovate and improve our products. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to continue to the grow the firm.

We may not be able to protect all of our intellectual property.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that we will be able to obtain future protections for our intellectual property or defend our current trademarks and future trademarks and patents. Further, policing and protecting our intellectual property against unauthorized use by third parties is time-consuming and expensive, and certain countries may not even recognize our intellectual property rights. There can also be no assurance that a third party will not assert infringement claims with respect to our products or technologies. Any litigation related to protecting our intellectual property or

defending our use of certain technologies could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

The success of our business depends on the continued availability of access to the Internet.

The future success of our business depends upon the continued maintenance and development of the Internet infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform, the demand for our services would be significantly reduced, which would harm our business, results of operations and financial condition. To the extent the Internet continues to experience increased numbers of users, frequency of use or bandwidth requirements, the Internet may become congested and be unable to support the demands placed on it, and its performance or reliability may decline. Any future Internet outages or delays could adversely affect our business, results of operation and financial condition. Our business growth would be impeded if the performance or perception of the Internet was harmed by security problems such as "viruses," "worms" or other malicious programs, reliability issues arising from outages and damage to Internet infrastructure, delays in development or adoption of new standards and protocols to handle increased demands of Internet activity, increased costs, decreased accessibility and quality of service, or increased government regulation and taxation of Internet activity. The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, the growth of our business may be adversely affected.

Security breaches and attacks against our systems and network, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to

anticipate, or implement adequate measures to protect against, these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our traders or other participants, the communication infrastructure, or the e-platform on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We face the risk of fraud.

Online transactions may be subject to sophisticated schemes or collusion to defraud, launder money or other illegal activities, and there is a risk that our products may be used for those purposes either by our customers or our employees or contractors. While we believe that our systems, both computer and procedural, afford an adequate degree of protection against fraudulent activities, if such protection is not effective in all cases, is circumvented or if we fail to implement updated controls and procedures or to counter new fraud techniques, we could lose the confidence of our customers and our reputation could be damaged. Moreover, any failure to protect ourselves and our customers from fraudulent activity, could result in reputational damage and could materially adversely affect our operations, financial performance and prospects. Failure to adequately monitor and prevent money laundering and other fraudulent activity could also result in civil or criminal liability.

We may enter partnerships, collaborations, joint ventures, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.

Identifying strategic relationships with third parties and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipated because of such strategic relationships.

Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances.

Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.

Loss of a critical banking relationship could adversely impact our business, operating results, and financial condition.

We rely on bank accounts to provide certain services. Customer cash holdings on our platform are held with banking partners. Our banking partners may view us as a higher risk customer for purposes of their anti-money laundering programs. New regulations that affect our banking providers may cause increased burdens to such providers which may be passed on to customers, increase costs of compliance or cause withdrawal of certain services by such providers in the future. As a result, we may face difficulty establishing or maintaining banking relationships due to our banking partners' policies. The loss of banking partners or the imposition of operational restrictions by banking partners may result in a disruption of business activity as well as regulatory risks.

We are exposed to transaction losses due to chargebacks, refunds or returns as a result of fraud or collectability that may adversely impact our business, operating results, and financial condition.

A portion of our products and services are paid for by electronic transfer from bank accounts which exposes us to risks associated with returns and insufficient funds. Furthermore, some of our products and services are paid for by credit and debit cards through payment processors which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, insufficiency of funds, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback, refund, or return.

While we have policies and procedures to manage and mitigate these risks, we cannot be certain that such processes will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of returns, refunds and chargebacks that we have to process. In addition, if the number of returns, refunds and chargebacks increases, card networks or our banking partners could require us to increase reserves, impose penalties on us, charge additional or higher fees, or terminate their relationships with us.

Failure to effectively manage risk and prevent fraud could increase our chargeback, refund, and return losses or cause us to incur other liabilities. Increases in chargebacks, refunds, returns, or other liabilities could have an adverse effect on our operating results, financial condition, and cash flows.

Our business is subject to economic, market and geopolitical conditions.

Our business is subject to economic, market, public health, and geopolitical conditions which are beyond our control. The United States and other international economies have experienced cyclical downturns from time to time. Worsening economic conditions that negatively impact discretionary consumer spending and consumer demand, including inflation, slower growth, recession, and other macroeconomic conditions, including those resulting from public health

outbreaks such as the COVID-19 pandemic and geopolitical issues could have a material adverse impact on our business and operating results. In February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our platform, adversely affect our ability to conduct ongoing and future business, and adversely affect our ability to commercialize our products in this region. Currently, none of our platform development or business activities are conducted directly or otherwise in Russia or Ukraine. In addition, the United Kingdom's departure from the European Union has caused economic and legal uncertainty in the region and may result in macroeconomic conditions that adversely affect our business.

Catastrophic events may disrupt our business.

Natural disasters, cyber-incidents, weather events, wildfires, power disruptions, telecommunications failures, public health outbreaks, failed upgrades of existing systems or migrations to new systems, acts of terrorism or other events could cause outages, disruptions and/or degradations of our infrastructure, including our or our partners' information technology and network systems, a failure in our ability to conduct normal business operations, or the closure of public spaces in which players engage with our games and services. The health and safety of our employees, players, third-party organizations with whom we partner or regulatory agencies on which we rely could be also affected, which may prevent us from executing against our business strategies or cause a decrease in consumer demand for our products and services. System redundancy may be ineffective and our disaster recovery and business continuity planning may not be sufficient for all eventualities. Such failures, disruptions, closures, or inability to conduct normal business operations could also prevent access to our products, services or online stores selling our products and services, cause delay or interruption in our product or live services offerings, allow breaches of data security or result in the loss of critical data. The COVID-19 pandemic could disrupt our ability to conduct normal business operations. An event that results in the disruption or degradation of any of our critical business functions or information technology systems, harms our ability to conduct normal business operations or causes a decreased in consumer demand for our products and services could materially impact our reputation and brand, financial condition and operating results.

Risks Relating to Regulation of our Business and Industry

Tariffs and Trade Restrictions

Our business is subject to risks associated with tariffs, trade restrictions, and other international trade policies. A significant portion of our apparel products, materials, and components may be sourced from or manufactured in foreign countries. Changes in U.S. or foreign government trade policies, including the imposition of new or increased tariffs, duties, import quotas, or other trade barriers, could materially increase our costs of production and reduce our profit margins. In addition, retaliatory measures by other countries, shifts in trade agreements, or geopolitical tensions could disrupt supply chains, delay shipments, or limit our access to key materials and manufacturing partners. Any such developments could adversely affect our pricing, competitiveness, and overall financial performance.

Changes in our tax rates or exposure to additional tax liabilities, and changes to tax laws and interpretations of tax laws could adversely affect our earnings and financial condition.

We are subject to taxes in the United States and in various foreign jurisdictions. Significant judgment will be required to determine our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective income tax rate is based in part on our corporate operating structure and the manner in which we operate our business and develop, value and use our intellectual property. Taxing authorities in jurisdictions in which we operate may challenge and our methodologies for calculating our income taxes, which could increase our effective income tax rate and have an adverse impact on our results of operations and cash flows. In addition, our provision for income taxes is materially affected by our profit levels, changes in our business, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in the valuation of our deferred tax assets and liabilities, or changes in applicable tax laws or interpretations of existing income and withholding tax laws, as well as other factors. For example, the outcome of future guidance related to the U.S. Tax Act could cause us to change our analysis and materially impact our previous estimates and consolidated financial statements.

In addition, changes to U.S. federal, state, or international tax laws or their applicability to corporate multinationals in the countries in which we do business may affect our effective tax rates and cash taxes, cause us to change the way in which we structure our business and resulted in other costs. Our effective tax rate also could be adversely affected by changes in our valuation allowances for deferred tax assets. Actual financial results also may differ materially from our current estimates and could have a material impact on our assessment of the valuation allowance.

Risks Relating to the Shares and the Offering

There has been no independent valuation of our Shares, which means that our Shares may be worth less than the offering price in the offering

The per share purchase price in the Offering has been determined by us without independent valuation of our Shares. We established the offering price based on management's estimate of the valuation of the Company's Shares. This valuation is highly speculative and arbitrary. There is no relation to the market value, book value, or any other established criteria. We did not obtain an independent appraisal opinion on the valuation of our Shares. Our Shares may have a value significantly less than the offering price, and the Shares may never obtain a value equal to or greater than the offering price.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and

diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Shares will not be freely tradable until one year from the initial purchase date. Although the Shares may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Investing in offerings like this offering involve significant risks not present in investments in public offerings

Investing in crowdfunding opportunities involves a high degree of risk. Securities sold through Reg CF are typically not publicly traded and, therefore, are less liquid. Additionally, investors may receive restricted securities that may be subject to holding period requirements. Companies seeking private placement investments tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private placements requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. Investment products are not FDIC insured, may lose value, and there is no bank guarantee.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on investment.

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this memorandum and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase shares in this offering, you will pay more for your Shares than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares are issued upon the vesting of restrictive shares or exercise of share options under our equity incentive plan.

Investing in our Shares is a highly speculative investment and could result in the loss of your entire investment.

A purchase of the Shares is significantly speculative and involves significant risks. The Shares should not be purchased by any person who cannot afford the loss of his or her entire purchase price. The business objectives of the Company are also speculative, and we may be unable to satisfy those objectives. For these reasons, each prospective investor of the Shares should read these risk factors and all of the transaction documents carefully and consult with their attorney, business advisor and/or investment advisor before investing in our Shares.

Raising additional capital may cause dilution to our stockholders, including purchasers of Shares in this offering or restrict our operations.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder.

To the extent that we raise additional capital through debt financing, it would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends.

Future issuances of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation may adversely affect the level of return you may be able to achieve from an investment in our Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any

distributions being made to holders of our Shares. Because our decision to issue debt in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our Shares.

There is no guarantee that we will ever complete future private or public offerings of our Shares or other Company securities, and we may never raise capital sufficient to execute our business plan.

Although we may file a confidential registration statement with the United States Securities and Exchange Commission, or the SEC, in the future, there is no guarantee that we will be able to do so or that any registration statement, if filed, will ever be declared effective by the SEC. Similarly, we may not ever be able to complete future offerings of the Company's securities at a purchase price greater than the Purchase Price in this offering, or at all. If we are unable to complete the future offerings of the Company's securities, we may not have sufficient capital to execute our business plan, and our business development plans could be adversely affected.

Voting control is in the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of stockholders. As a result, you will not be able to meaningfully influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a minority stockholder, your say in these decisions will be limited.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. Future issuances of equity securities will have a dilutive effect on current stockholders. There is no guarantee that the terms of future financings will be favorable to the Company and its current stockholders.

The Securities will have restrictions on transferability; there is no public trading market for our Securities and one may never develop.

The Shares are subject to transfer restrictions. There is currently no public trading market for the shares and there can be no assurance that any such public market will develop in the foreseeable future. The Shares being offered and sold in this Offering relies upon exemptions from the registration requirements of federal and state securities laws. Those exemptions require that the Securities be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the Shares are subsequently registered or qualified with the SEC and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in us even if your financial condition makes such liquidation necessary. In addition, none of our securities will likely be readily

34

acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the Shares. An investment in the Shares should only be made by those who can afford the loss of their entire investment.

Even if a market develops for our Shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

Even if our Shares are listed for trading, and if an established market for our shares develops, the share price may still be volatile with wide fluctuations in response to several factors, including potential investors' anticipated feelings regarding our results of operations, growth prospects, competition, and our ability or inability to generate future revenues. In addition, our future share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our future share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. These factors, which are not under our control, may have a material effect on our future share price.

We have not retained independent professionals for subscribers.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interests of the subscribers hereunder. Although we have retained our own counsel, neither our counsel nor any other firm has made any independent examination of any factual matters represented by management herein, and purchasers of the Securities offered hereby should not rely on the firms so retained with respect to any matters herein described.

Our management has broad discretion in using the net proceeds from this Offering.

We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in continuing to grow our business. You will not have the opportunity to evaluate all of the economic, financial or other information upon which we may base our decisions to use the net proceeds from this Offering.

If we fail to complete the Maximum Offering Amount, our ability to implement our business model and strategy could be compromised.

We have limited capital resources and operations. There is no minimum in this Offering. If we receive the maximum offering of $1,500,000, such amount is expected to provide us with working capital to maintain our planned level of operations including the acquisition and development of multiple international marketplaces. Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received and there can be no guarantee that the Maximum Offering, or any amount, will be received.

If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company, or such subsidiaries will be distributed among the stockholders, but only after the satisfaction of the claims of third-party creditors of the Company. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied therefrom. There can be no assurance that the Company will recognize gains on such liquidation, nor is there any assurance that shareholders will receive a distribution in such a case.

We may not pay cash dividends on our Shares so any returns will be limited to the value of our shares.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the increase, if any, of our share price.

AS A RESULT OF THESE FACTORS, THE OFFERING IS ONLY SUITABLE FOR THOSE INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT IN THE SECURITIES BEING OFFERED.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Big Idea Brands, LLC	10,000,000	Class A Common Stock	100.00%

On January 15, 2026, the Company entered into a Fee Sharing and Cooperation Agreement with our parent company Big Idea Brands, LLC, the 100% owner of the Company where by the Company and Big Idea Brands will cooperate in connection with the design, development, production, warehousing, distribution, and related shared resources for apparel and related products. In addition, Big Idea Brands granted a license for the Company to utilize the Flow Society trademarks. The Company shall pay Big Idea Brands 75% of Wholesale Gross Revenue within thirty (30) days of the end of each month during the term of the Agreement. In addition, 80% of the proceeds of the raise shall be paid as a one-time fee to the parent company Big Idea Brands, LLC, to be allocated as described in the use of funds. Big Idea Brands is 79% owned by Seth Prezioso, our CEO and Jonathan Mayer, our President.

RECENT OFFERINGS OF SECURITIES

NONE

THE COMPANY'S SECURITIES

The Company's Securities

The Company has Class A, Class B Common Stock and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,000,000 of Class B Non-Voting Common Stock.

Common Stock

The number of securities authorized is 20,000,000 Common Stock with a par value of $0.0001 with a total of 10,000,000 Class A Common shares outstanding.

The number of securities authorized is 10,000,000 Class B Non-Voting Common Stock with a par value of $0.0001 of which none have been issued.

Preferred Stock

Prior to this offering, the number of Preferred Stock par value $.0001 authorized is 10,000,000, of which none have been issued.

Voting Rights

Class A has voting rights. Class B Common stock has no voting rights.

Material Rights

Voting Rights of Securities Sold in this Offering

Non-voting Class B Shares

Dilution

An investor's stake in a company may be diluted due to the company issuing due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●   In June 2025 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●   In December, the company was doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●   In June 2026 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

THE OFFERING

Flow Society Authentic Gear Inc.("Company") is offering securities under Regulation CF, through, DealMaker Securities LLC ("DealMaker"). DealMaker is a FINRA/SEC registered funding portal and will receive cash compensation equal to 8.5% of the value of the securities sold through Regulation CF and $2,000 per month account management fees. There is also a $10,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,500 and $1,500,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,500, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed. In the event The Company fails to reach the offering

target of $10,500, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

What is the purpose of this offering?

The proceeds are primarily planned to be used for collaboration partnerships, marketing of apparel, customer acquisition and expansion, investor acquisition marketings, operations hires, product development, technology development, sales and marketing and general working capital.

VALUATION

Pre-Money Valuation: 5,000,000

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Securities Offered

The Company is offering up to $1,500,000 Class B Non-Voting Common Stock ("Class B Common Stock"), at $.50 per share. The Class B Non-Voting Common Stock rights, powers, preferences, privileges and restrictions relating to such series in addition to any set forth in the Certificate of Incorporation as follows:

> **Class B Non-Voting Common Stock:** Shares of Class B Common shall have no voting rights, except as required by law. Class B Common shares shall be entitled to dividends or distributions on a pari passu basis with Class A Common, unless otherwise restricted by Preferred Stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

Overview

Flow Society Authentic Gear, Inc. ("the Company") was formed in Nevada on December 5, 2025. The Company plans to generate revenue by designing and selling custom apparel and accessories to schools, sports leagues, camps, internet influencers, brands, and organizations through its website, phone, and email channels. The Company is the new custom apparel division subsidiary of Flow Society, which is a sportswear and lifestyle apparel brand best known for its lacrosse-inspired athletic gear. The Company's headquarters is in Union City, New Jersey. The Company's customers will be located in the United States. The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

As of December 5, 2025 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

On January 15, 2026, the Company entered into a Fee Sharing and Cooperation Agreement with our parent company Big Idea Brands, LLC where by the Company and Big Idea Brands will cooperate in connection with the design, development, production, warehousing, distribution, and related shared resources for apparel and related products. In addition, Big Idea Brands granted a license for the Company to utilize the Flow Society trademarks. The Company shall pay Big Idea Brands 75% of Wholesale Gross Revenue within thirty (30) days of the end of each month during the term of the Agreement. In addition, 80% of the proceeds of the raise shall be paid as a one-time fee to the parent company Big Idea Brands, LLC, to be allocated as described in the use of funds.

The Company has no subsidiaries. It holds a perpetual, royalty free IP license and manufacturing agreement with Big Idea Brands. The Company retains ownership of original artwork and design concepts and the Company owns the final product designs and production specifications. All IP created by our collaboration partners is licensed back to the Company on a limited, non-transferable, exclusive license to use Collaborator's name, likeness, image, and brand solely in connection with the Collection during the Term, while each Party retains ownership of its respective trademarks.

Liquidity and Cash Resources

The Company was incorporated in Nevada on December 5, 2025, by parent company Big Idea Brands, LLC the owner of the Flow Society brand. On the same date the founders executed subscription agreements totaling 10 million shares of Class A Common Stock for $1,000 in aggregate consideration.

We have limited capital resources and operations. If we receive the maximum offering of $1,500,000, 80% of the proceeds of the raise (or $1,200,000) shall be paid as a one-time fee to the parent company Big Idea Brands, LLC and the balance of funds is expected to provide us with working capital to maintain our planned level of operations including the acquisition and development of multiple international marketplaces.

Since this Offering does have a minimum offering of $10,500, the Offering may close on any amounts received after the minimum offering amount is met, and there can be no guarantee that the Maximum Offering, or any amount, will be received. If we are unable to raise capital when needed, our business, financial condition and results of operations would be materially adversely affected, and we could be forced to reduce or discontinue our operations, which would result in a loss of your investment as a holder of our Shares.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year is December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,000 cash and cash equivalents as of December 31, 2025.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on December 5th, 2025 and had no operations, taxable income, or filing requirements during the period ended December 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Professional Fees

Professional fees consist of costs related to establishing the Company, including incorporation, business registration filings, and statutory representation.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Recently Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

Results of Operations as of December 31, 2025

The Company was formed on December 5th, 2025 (inception) has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses.

Revenues. To date the company has not commenced planned principal operations nor generated revenue. Going forward, the Company will function as a creative collaboration hub that partners with influencers, musicians, athletes, and other cultural leaders to design, develop, and produce exclusive apparel collections. It will leverage Flow Society's established expertise in performance and lifestyle wear to bring each collaborator's personal brand and vision to life through premium, custom-designed products. From concept to production, the team provides end-to-end creative and manufacturing support, ensuring each collection captures the unique identity of the collaborator while maintaining Flow Society's signature quality and bold aesthetic. By blending authentic cultural expression with innovative design, the Custom Apparel Division aims to create limited-

edition pieces that resonate with fans and drive brand visibility across diverse audiences and platforms.

Flow Society Custom shares gross revenue with the collaborator. Flow Society responsibilities include sourcing, manufacturing, distributing, and selling the products, while the Collaborator responsibilities include collaborating on designs with the Flow design team and participate in marketing; approve materials.

Gross profit (loss). To date the company has not commenced planned principal operations nor generated any gross profit. We continued to focus resources on maintaining, developing and tending to various business relationships and believe could result in generating gross profit going forward.

General and administrative. To date the company has general and administrative expenses or roughly $1,077 from professional fees

Other income (expense), net. To date the company has not commenced planned principal operations nor had any interest expense.

Net income (loss). As a result of the above, the net loss as of December 31, 2025 was $1,077.

INDEBTEDNESS

See Related Party Transactions

RELATED PARTY TRANSACTIONS

On January 15, 2026, the Company entered into a Fee Sharing and Cooperation Agreement with our parent company Big Idea Brands, LLC where by the Company and Big Idea Brands will cooperate in connection with the design, development, production, warehousing, distribution, and related shared resources for apparel and related products. In addition, Big Idea Brands granted a license for the Company to utilize the Flow Society trademarks. The Company shall pay Big Idea Brands 75% of Wholesale Gross Revenue within thirty (30) days of the end of each month during the term of the Agreement. In addition, 80% of the proceeds of the raise shall be paid as a one-time fee to the parent company Big Idea Brands, LLC, to be allocated as described in the use of funds.

USE OF PROCEEDS*

The Company anticipates using the proceeds from this offering in the following manner:

The primary use of proceeds includes the acquisition and expansion of the Union App users and further strengthening and expanding our content providers. Additionally, a portion of the funds will be allocated to investor acquisition marketing efforts, aimed at expanding our user base and driving growth.

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,500 Raise	Percentage of Proceeds for a $10,500 Raise	Allocation After Offering Expense for a $1,500,000 Raise	Percentage of Proceeds for a $1,500,000 Raise
DealMaker Platform Fees	$892.50	8.50%	$127,500	8.5%
Parent Operations	$0	0	$1,098,000	73.20%
General Corporate Purposes	$3,150.00	30.00%	$34,115	2.27%
Content Creation/Digital Advertising/Marketing	$3,150.00	30.00%	$109,800	7.32%
Inventory Purchases	$3307.50	31.50%	$90,585	6.04%
New Hires	$0	0	$40,000	2.67%
Total	$10,500	100%	$1,500,000	100%

*80% of the net proceeds of the raise shall be paid as a one-time fee to the parent company Big Idea Brands, LLC, to be allocated as described above.

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016

Compliance Failure
The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND
ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE
PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE
PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX
LAWS.**

*In addition to the restrictions pursuant to Regulation CF, investors have additional
contractual restrictions on being able to transfer the securities purchased in this offering. The
restrictions require the Company to approve before any transfer may be made.*

OTHER INFORMATION

Bad Actor Disclosure
None

Platform Compensation
As compensation for the services provided by DealMaker Securities LLC, the Issuer is required
to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%)
cash commission based on the dollar amount of the Securities sold in the Offering and paid upon
disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment
processing fees, transaction fees, electronic signature fees and AML search fees. There is also a
$10,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or
its affiliates.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its
website, no later than April 30, 2027.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the
Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has
total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer
than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on
Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any
complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the
ongoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at www.invest.flowsociety.com and the annual report will be available within 120-days of its fiscal year end, as required by Regulation CF.

Updates regarding the Issuer's progress towards reaching the target offering amount will be filed with the SEC on Form C-U when the offering reaches 50% and 100% of the target offering amount.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Seth Prezioso, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Seth Prezioso, CEO
May 8, 2026

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement

EXHIBIT B

Financial Statements



Flow Society Authentic Gear, Inc.
(the "Company")
a Nevada Corporation

Financial Statements with Independent Auditor's Report

Inception to December 31, 2025

Table of Contents



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Flow Society Authentic Gear, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets from inception through December 31, 2025 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAs

Indianapolis, IN
January 22, 2026



FLOW SOCIETY AUTHENTIC GEAR, INC.
BALANCE SHEET

INCEPTION THROUGH DECEMBER 31,		2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	1,000
Total Current Assets		1,000
TOTAL ASSETS	$	1,000
LIABILITIES AND EQUITY		
TOTAL LIABILITIES		-
EQUITY		
Common Stock	$	1,000
Paid-in Capital		1,077
Accumulated Deficit		(1,077)
TOTAL EQUITY	$	1,000
TOTAL LIABILITIES AND EQUITY	$	1,000

See Accompanying Notes to these Audited Financial Statements

FLOW SOCIETY AUTHENTIC GEAR, INC.
STATEMENT OF OPERATIONS

INCEPTION THROUGH DECEMBER 31,		2025
Operating Expenses		
Professional Fees	$	1,077
Total Operating Expenses		**1,077**
Total Loss from Operations	$	**(1,077)**
Net Loss	$	**(1,077)**

See Accompanying Notes to these Audited Financial Statements

FLOW SOCIETY AUTHENTIC GEAR, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Class A Common Stock		Class B Common Stock		Preferred Stock		Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 12/05/25	-	-	-	-	-	-	-	-	-
Issuance of Common Stock	10,000,000	1,000	-	-	-	-	-	-	1,000
Paid-in Capital	-	-	-	-	-	-	1,077	-	1,077
Net income (loss)	-	-	-	-	-	-	-	(1,077)	(1,077)
Ending balance at 12/31/25	10,000,000	1,000	-	-	-	-	1,077	(1,077)	1,000

See Accompanying Notes to these Audited Financial Statements

FLOW SOCIETY AUTHENTIC GEAR, INC.
STATEMENT OF CASH FLOWS

INCEPTION THROUGH DECEMBER 31,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(1,077)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities	$	(1,077)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Common Stock	$	1,000
Paid-in Capital		1,077
Net Cash provided by Financing Activities	$	2,077
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	1,000
Cash at end of period	$	1,000

Supplemental Disclosures of Cash Flow Information:

	Cash paid during the year for:	
	Interest	-
	Income taxes	-

See Accompanying Notes to these Audited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Flow Society Authentic Gear, Inc. ("the Company") was formed in Nevada on December 5th, 2025. The Company plans to generate revenue by designing and selling custom apparel and accessories to schools, sports leagues, camps, internet influencers, brands, and organizations through its website, phone, and email channels. The Company's headquarters is in Union City, New Jersey. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

Flow Society Authentic Gear, Inc.
Notes to the Audited Financial Statements
Inception through December 31st, 2025
_____

inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,000 cash and cash equivalents as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Professional Fees

Professional fees consist of costs related to establishing the Company, including incorporation, business registration filings, and statutory representation.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on December 5th, 2025 and had no operations, taxable income, or filing requirements during the period ended December 31, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

_____

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no debts or long-term obligations as of inception to December 31, 2025.

NOTE 6 – EQUITY

The Company is authorized to issue a total of 30,000,000 shares with a par value of $0.0001 per share, consisting of 30,000,000 shares of common stock (10,000,000 shares of Class A and 10,000,000 shares of Class B) and 10,000,000 shares of preferred stock.

Class A Common Stock

The Company has authorized 10,000,000 shares of Class A Common Stock with a par value of $0.0001. 10,000,000 shares were issued and outstanding as of December 31, 2025.

Voting: Holders of Class A Common Stock are entitled to one (1) vote per share on all matters submitted to a vote of stockholders.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: At the option of the holder, any or all shares of Class A Common Stock may be converted into an equal number of fully paid and nonassessable shares of Class B Common Stock without payment of additional consideration, to the extent and on the terms provided for Class B in the Company's governing documents.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share ratably with holders of Class B Common Stock in all assets of the Company remaining after payment of all debts and liabilities and any preferential amounts payable to holders of preferred stock, if any.

Class B Common Stock

_____

The Company has authorized 10,000,000 shares of Class B Common Stock with a par value of $0.0001. No shares were issued and outstanding as of December 31, 2025.

Voting: Holders of Class B Common Stock have no voting rights on matters submitted to shareholder vote.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Conversion: Shares of Class B Common Stock are not convertible into Class A Common Stock under the Company's bylaws.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, holders of Class B Common Stock are entitled to share ratably with holders of Class A Common Stock in all assets of the Company remaining after payment of all debts and liabilities and any preferential amounts payable to holders of preferred stock, if any.

Preferred Stock

The Company has authorized 10,000,000 shares of Preferred Stock with a par value of $0.0001. No shares were issued and outstanding as of December 31, 2025.

The Company's Board of Directors has the authority to issue one or more series of Preferred Stock. For each series, the Board may determine all terms and conditions, including voting powers (full, limited, or none), dividend rights, conversion and redemption features, liquidation preferences, and any other designations, rights, or restrictions.

Voting: The Board of Directors shall determine the voting rights of each series of Preferred Stock at the time of issuance and specify them in the resolution creating that series. Each series may have full, limited, or no voting rights, including whether it votes with the common stock or as a separate class.

Dividends: The Board of Directors may grant each series of Preferred Stock dividend rights senior to the common stock, as specified in the resolution creating that series. Dividends may be cumulative or non-cumulative and may be payable at a fixed rate, fixed amount per share, or based on a formula.

Redemption: The Board of Directors may designate any series of Preferred Stock as redeemable at the Company's option, on the terms, at the times, and for the price specified in the resolution creating that series.

Conversion: The Board of Directors may designate any series of Preferred Stock as convertible into common stock or other securities, at the holder's option, based on a conversion ratio and adjustments specified in the resolution creating that series.

Liquidation preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Jan 22, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C

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Flow Society isn't just sportswear—it's swagger you can wear, confidence you can feel, and a community that shows up loud on game day and every day.

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THIS ISN'T A FUTURE PLAN — IT'S ALREADY IN

WHAT'S LIVE TODAY

✓ **Visible, real-world wear** Custom FSAG apparel designed for a community brand's mascot and worn at Major League Baseball games, placing Flow in front

MOTION.

Flow Society Authentic Gear is already being worn, ordered, and integrated into real communities. Our collaboration model has moved from concept to execution — without paid hype or borrowed credibility.

of families, athletes, and fans in high-visibility environments.

✓ **Paid orders, not samples** Fulfilled paid apparel orders for a multi-location, culture-driven brand — including an initial production run of custom shorts now in active use.

✓ **From expression to uniforms** Expanded beyond promotional wear into employee polos across all store locations, signaling trust at the operational level — not just marketing.

✓ **Invited into owned community infrastructure** Partners have offered Flow presence and activation opportunities inside their owned sports and community facilities, prioritizing Flow over national chains.

✓ **Partner-led growth** Each step forward — apparel expansion, uniform adoption, and community access — has been initiated by the partner, not driven by paid placement.

THE AUTHENTIC GEAR & COLLAB SYSTEM

How the Flow vibe travels without losing itself

Every drop carries Flow's confidence-first design language

Visibility amplifies adoption — it never manufactures it



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Creator & Cultural Takeovers

Short-form moments that document how Flow shows up beyond the field



Custom Collab Portal

Teams, schools, venues, and brands express their identity through Flow



Recurring Signature Drops

Ongoing collaborations for communities that want Flow built into their rhythm

WHY INVEST IN FLOW SOCIETY

Flow sits where youth sports, lifestyle fashion, and community collide—parents buy quality, players choose personality, and teams rally around the vibe.

01

A Beloved Aesthetic

Fearless prints that turn fields and courts into runways for

02

Organic Word-of-Mouth

Compliments → conversations → connection → culture.

03

Multiple Lanes to Scale

Apparel, accessories, customs, collaborations, and

confidence.

programs.

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INVESTMENT PERKS

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Flow investors don't just participate financially — they're part of the community building the future of sport culture.

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TIMELINE — Spark → Movement → Momentum

1

Spark

Make performance gear that reflects today's players —colorful, bold, confidence-first.

2

Breakout

Youth sports adopt Flow as the unofficial uniform of swagger.

3

Expansion

Beyond lacrosse into hockey, baseball, soccer, tennis, and pickleball.

4

Now

A national community hungry for new drops, teams, and collaborations.

6

Next

Scale the collab engine, supercharge team programs, and amplify partner channels.

THE SHORTS THAT BUILT THE MOVEMENT

Flow Didn't Start With A Launch. It Started With Adoption.

The original Flow shorts became the unofficial uniform of athletes who wanted to be seen — on the field, on the sideline, and online. Bold by design. Performance-ready by default. Instantly recognizable, even without a logo callout.

They weren't marketed into relevance. They were worn there.

This product created repeat wear, organic visibility, and a community that amplified itself long before paid spend entered the picture. That dynamic still defines how Flow grows today.

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CULTURE > CATEGORY
We build confidence, unity, and swagger with designs that help athletes express who they are—on and off the field.


MADE FOR REAL PLAY
Breathable, game-ready fits that go from sprinting and cutting to post-win chill.


MULTI-SPORT MOMENTUM
Born in lacrosse; embraced across hockey, baseball, soccer, tennis, pickleball, and more.

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Flow content doesn't chase attention — it documents how the vibe is already showing up in real life.

THE CONTENT FLYWHEEL (HOW WE GO VIRAL—RESPONSIBLY)

- **Built Different Shorts Test** — playful "stress tests" (sprint, squat, splash) that prove Flow's energy under pressure.
- **What Your Shorts Say About You** — personality-driven design reels that get stitched, shared, and debated.
- **Too Much Heat Moments** — dramatic slow-mo tunnel reveals; when the shorts enter the



- **Too Much Heat Moments** — dramatic slow-mo tunnel reveals; when the shorts enter the room before you.

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Plays Hard. Looks Harder

Bold, expressive design that makes confidence contagious.



Field-to-Chill

Performance + personality for competition and downtime.



Standout by Design

Bright colors, fearless graphics, and characters that build belonging.



Made for the Whole Team

Youth to adult; practice to fanwear; rec to travel—Flow fits the culture.

Shop the Energy

CONFIDENCE IN MOTION

Every kid deserves main-character energy. Flow brings it to life with standout prints, comfortable performance, and gear that turns squads into family



Invest in Flow





LIMITED "PERSONALITY PACK" DROPS

Fan-favorite designs graduate to limited capsule runs—a feedback loop between community taste and what's on the field next season. UGC + quiz data informs which prints get greenlit.

Get Notified



WHERE WE PLAY

From local rec fields to big-stage tourneys, Flow shows up wherever kids train and compete. The culture travels—and it's only getting louder.



Invest in Flow



THE BRAND — THINK
BEYOND THE EXPECTED

We don't do boring. Expect performance you can trust and designs you can't ignore—because expression is part of the game.

Explore Collections

THE TEAM
BEHIND THE FLOW

Designers, builders, operators—obsessed with fit, comfort, and that walk-in-like-you-own-it feeling. We don't just make gear; we create confidence.




DIRECTOR OF FLOWSOCIETY
the visionary

DIRECTOR OF FLOWSOCIETY
the hype builder

FLOW SOCIETY AUTHENTIC GEAR

Authentic Gear extends the Flow vibe beyond sport — partnering with communities that already have something to say.

Flow Society Authentic Gear exists to turn bold identity and shared energy into wearable culture — creating collaborations that help communities, brands, and creators show up loud, together.

- Turns confidence, identity, and swagger into wearable culture
- Starts with iconic gear and expands through collaborations
- Helps communities show up boldly, together

WHY AUTHENTIC GEAR CAN SCALE

- ✓ **Real adoption:** Built on communities that already wear and rep identity
- ✓ **Repeat behavior:** Designed for ongoing participation, not one-off merch
- ✓ **Disciplined growth:** Limited drops, clear standards, no trend chasing



FLOW SOCIETY
LACROSSE
FLOW

A TOAST TO OUR STORY

We started Flow to bring joy and creativity back into youth sports—the kind that tightens teams and lets every player feel seen. Today it's bigger than a logo; it's how athletes show up.

THE MARKET

Youth sports is consolidating around fewer, stronger brands — and moving away from interchangeable gear.

Families are prioritizing quality and longevity. Players are choosing identity, expression, and fit. Flow sits at the intersection: premium construction, cultural fluency, and a product that signals belonging the moment it's worn.

Culture creates adoption.
Adoption creates scale.

This demand is reinforced through repeat purchase, high-frequency use, and peer-driven discovery — not short-term promotions. The result is a brand that grows because the product keeps showing up where the game is headed.

See the Demand



OUR MAP


600 Palisade Ave # 213
600 Palisade Ave # 213, Union City, NJ 07087, USA
213
The Lenox Condo
Bruce D. Walter Recreation Center
Olaide's Kitchen - Jersey City
Salem & Sons Bakery
Latino Market
Downtown Liquor
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Washington Park
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Firefighter's Memorial Park
North Hudson Sewerage Authority
Academy Bus
Academy
Block 119
The Gravity Vault Hoboken, NJ
Carpe Diem
Viaduct Park Dog Park
San Giuseppe Coal Fired Pizza & Cucina
Northwest Resiliency Basketball Court
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SUSANNA'S BRIDAL ALTERATIONS &...
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FLOW SOCIETY INVESTMENT FLOW SOCIETY INVESTMENT FLOW SOCIETY

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Disclaimer

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services

may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

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Subscription Agreement

SUBSCRIPTION AGREEMENT
Flow Society Authentic Gear Inc.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Flow Society Authentic Gear Inc.
           600 Palisade Ave Suite 213, Union City, NJ 07087

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Non-Voting Common Stock (the "Securities"), of Flow Society Authentic Gear Inc., a Nevada C Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Bylaws and Articles of Incorporation dated December 5 2025, included as an exhibit to the Offering Statement.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

    (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

    (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $1,500,000. The Company may accept subscriptions until March 31, 2027 (the "Termination Date"). Providing that subscriptions for $10,500 are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a C Corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in

which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing

Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   (i) To the Company;

   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   (iii) As part of an offering registered under the Securities Act with the SEC; or

   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

   (i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

   (ii) If both of Subscriber's net worth and annual income are more than $124,000, then

the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other

person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Flow Society Authentic Gear Inc
600 Palisade Ave Suite 213,
Union City, NJ 07087

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Flow Society

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting Common Stock of Flow Society by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class B Non-Voting Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	☐ Community Property If interests are to be jointly held:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Name of the Joint Subscriber: Social Security Number of the Joint Subscriber:
Taxpayer Identification Number	Check this box if the securities will be held in a custodial account: ☐
(Telephone Number)	Type of account:
(Offline Investor) (E-Mail Address)	EIN of account: Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Flow Society

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Flow Society (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                       (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
  A. whose primary purpose is to invest money provided by its securityholders,
  B. that does not invest,
    i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
    ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
  C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Non-Voting Common Stock	Issuer: Flow Society (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Flow Society** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

      (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<u>**INTERNATIONAL INVESTOR CERTIFICATE**</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Flow Society** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                 (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Flow Society's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Flow Society's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: